UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Annual Shareholder Meeting

On November 30, 2020, Stratasys Ltd. (“we,” “us” or the “Company”) held its 2020 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on several proposals, each of which is listed below and was described in more detail in our proxy statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on October 21, 2020. That description is incorporated by reference herein.

Based on the presence in person or by proxy of the requisite quorum of our outstanding ordinary shares, nominal value New Israeli Shekels (NIS) 0.01 per share (“ordinary shares”), at the Meeting, each of the following numbered proposals, which was presented for a vote at the Meeting, was approved by the requisite majority of our shareholders under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

(1)        Re-election of each of Messrs. Zeev Holtzman, John J. McEleney, Dov Ofer, David Reis and Yair Seroussi, and Mses. Ziva Patir and Adina Shorr, and initial election of Mr. Michael Schoellhorn, together constituting the Company’s director nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

(2)        Approval of the continuation of the payment of the current annual compensation packages (consisting of annual cash fees for board and committee service, annual option grants and per meeting cash fees) to the non-employee directors of the Company in respect of their directorship services on the Company's board of directors.

(3)        Approval of compensation for the Company’s new Chairman of the Board, Dov Ofer.

(4)       Approval of an increase by 500,000 in the number of ordinary shares available for issuance under the Company’s 2012 Omnibus Equity Incentive Plan.

(5)       Approval of an amendment to the Company’s Compensation Policy for Executive Officers and Directors that amends the maximum coverage levels under the Company’s director and officer liability, or D&O, insurance policies and requires that premiums and deductibles paid by the Company under its D&O insurance policies be consistent with market terms and not material to the Company.

(6)       Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2020 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

The contents of this Form 6-K are incorporated by reference in the Company’s registration statements on Form S-8, SEC file numbers 333-190963 and 333-236880, filed by the Company with the SEC on September 3, 2013 and March 4, 2020, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: November 30, 2020	By:	/s/ Lilach Payorski
Name: Lilach Payorski
Title: Chief Financial Officer